

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

March 6, 2018

James W. Barge
Chief Financial Officer
Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

> **Re:** **Lions Gate Entertainment Corp.**
> **Form 10-K for Fiscal Year Ended March 31, 2017**
> **Filed May 25, 2017**
> **File No. 001-14880**

Dear Mr. Barge:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure